Philip D. Ameen
Senior Vice President and Controller

General Electric Capital Services, Inc.
3135 Easton Turnpike
Fairfield, CT 06828
USA

T 203 373 2458
F 203 373 3005
pameen@ge.com
Via FedEx and EDGAR

January 20, 2006

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	General Electric Capital Services, Inc. Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 6, 2005 File No. 0-14804

Dear Mr. Cline:

We are responding to your comment letter dated January 5, 2006, to James A. Parke, Chief Financial Officer of General Electric Capital Services, Inc. (“GECS”) relating to the above documents. Effective December 31, 2005, James A. Parke retired from GECS. Keith S. Sherin has been appointed as his successor.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

General

1.	Please provide us with your proposed disclosures related to comments 14, 18, and 27 from our letter dated November 16, 2005.

Response

As requested by the Staff, we are providing our proposed disclosures relating to comments 14, 18, and 27. These proposed disclosures are subject to change upon review by our Disclosure and Audit Committees and our Board of Directors.

Original comment 14.

Losses on Financing Receivables, page 50

14.
It is difficult to understand your allowance for loss policies related to your financing portfolio. You seem to disclose policies for certain sub-portfolios of your commercial and consumer portfolios without identifying policies for the remainder of your portfolio. Please revise to disclose your policies for determining the allowance for loss on the entire financing receivables portfolio and/or specifically cross-reference your policies to each sub-portfolio used in Note 5.

Supplemental Response

Our proposed modifications to clarify our policies are underlined below:

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Mr. Paul Cline
Senior Accountant

Note 1. Summary of Significant Accounting Policies

Losses on financing receivables

Our allowance for losses on financing receivables represents our best estimate of probable losses inherent in the portfolio. Our method of calculating estimated losses depends on the size, type and risk characteristics of the related receivables. Write-offs are deducted from the allowance for losses and subsequent recoveries are added. Impaired financing receivables are written down to the extent that we judge principal to be uncollectible.

Our portfolio consists entirely of homogenous consumer loans and of commercial loans and leases. The underlying assumptions, estimates and assessments we use to provide for losses are continually updated to reflect our view of current conditions. Changes in such estimates can significantly affect the allowance and provision for losses. It is possible to experience credit losses that are different from our current estimates.

Our consumer loan portfolio consists of smaller balance, homogenous loans including card receivables, installment loans, auto loans and leases and residential mortgages. We collectively evaluate each portfolio for impairment. The allowance for losses on these receivables is established through a process that estimates the probable losses inherent in the portfolio based upon statistical analyses of portfolio data. These analyses include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with other analyses that reflect current trends and conditions. We also consider overall portfolio indicators including nonearning loans, trends in loan volume and lending terms, credit policies and other observable environmental factors.

During 2004, GE Consumer Finance adopted a global policy for uncollectible receivables that accelerated write-offs to follow one consistent basis. We now write off unsecured closed-end installment loans that become 120 days contractually past due and unsecured open-ended revolving loans that become 180 days contractually past due. We write down loans secured by collateral other than real estate to the estimated value of the collateral, less costs to sell, when such loans are 120 days past due. Consumer loans secured by residential real estate (both revolving and closed-end loans) are written down to fair value less costs to sell no later than 360 days past due.

Our commercial loan and lease portfolio consists of a variety of both loans and leases, both larger balance, non-homogenous loans and leases and smaller balance homogenous commercial and equipment loans and leases. Losses on all such loans and leases are recorded when probable and estimable. We routinely survey our entire portfolio for potential specific credit or collection issues that might indicate an impairment.

•
For all of our larger balance, non-homogenous loans and leases, we first consider the financial status, payment history, collateral value, industry conditions and guarantor support related to specific customers. Any delinquencies or bankruptcies are indications of potential impairment requiring further assessment of collectibility. Also, we routinely obtain financial as well as rating agency reports on our customers, and we elevate for further attention those customers whose operations we judge to be marginal or deteriorating. We also elevate customers for further attention when we observe a decline in collateral values for asset-based loans. While collateral values are not always available, when we observe such a decline, we evaluate relevant markets to assess recovery alternatives - for example, for real estate loans, relevant markets are local; for aircraft loans, relevant markets are global. We provide allowances based on our evaluation of all available information, including expected future cash flows, fair value of collateral net of disposal costs and the secondary market value of the financing receivables. After providing for specific incurred losses, we then determine an allowance for losses that have been incurred in the balance of the portfolio but cannot yet be identified to a specific loan or lease. This estimate is based on historical and projected default rates and loss severity. It is prepared for each respective line of business. For new products, while we are developing relevant experience, we set loss allowances based on our experience with the most closely analogous products in our portfolio. When we repossess collateral in satisfaction of a commercial loan, we write the receivable down against the

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Mr. Paul Cline
Senior Accountant

allowance for losses. Repossessed collateral is included in “Other assets” in our Statement of Financial Position and carried at the lower of cost or estimated fair value less costs to sell.

•
The remainder of our commercial loans and leases are portfolios of smaller balance homogenous commercial and equipment positions that we evaluate collectively for impairment based upon various statistical analyses considering historical losses and aging.

Original comment 18.

18.
For your investment securities collateralized by commercial aircraft, please revise to disclose the exact number of months of the unrealized loss and affirmatively state whether you have the intent and ability to hold the investment until a forecasted recovery of fair value up to the cost of your investment or until maturity.

Supplemental Response

In accumulating disclosure information for our 2005 annual financial statements, we found that at December 31, 2005, our investments in commercial airline securities had experienced significant market improvement. The unrealized loss in securities in an unrealized loss position has declined more than 60% during the past year to $96 million. Certain of these securities have, as one would expect, been in unrealized loss positions since September 11, 2001. However, the level of such unrealized losses is well below the threshold at which users have expressed interest, so we request that the Staff reconsider its request to disclose the exact number of months of such loss. We believe that the best way for a financial statement user to understand these related risks is in context of our Management’s Discussion and Analysis (MD&A), where we discuss our various positions relative to investment securities. To provide that information, we propose to include disclosure along the following lines in our 2005 10K.

We also hold collateralized investment securities issued by various airlines, including those operating in bankruptcy. Total amortized cost of these securities was $1.7 billion at December 31, 2005, and total fair value was $1.6 billion. Unrealized losses totaling $0.1 billion were associated with securities in an unrealized loss position for more than 12 months, an improvement from $0.3 billion of over 12 months unrealized losses a year earlier. All of these securities have remained current on all payment terms and we do not expect the borrowers to default. Current appraised market values of relevant aircraft collateral exceeded the amortized cost of each of our related securities at December 31, 2005, offering protection in the event of foreclosure. Therefore, we expect full recovery of our investment as well as our contractual returns.

We also propose to add the following sentence to our Investment Securities footnote:

We presently intend to hold investment securities at least until we can recover their respective amortized cost. We have the ability to hold these investment securities until their maturities.

Original comment 27.

27.
Please revise to disclose the net derivative amount recorded on your balance sheet as of the period end based on the nature of the hedging relationship. For each hedge relationship disclose the following:

• the type of derivative used (interest rate swap, interest rate option, currency forward, etc.);

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Mr. Paul Cline
Senior Accountant

• the item being hedged;

• whether you have designated the derivative as a hedge in accordance with SFAS 133;

• the type of SFAS 133 hedge (fair value, cash flow, etc.); and

• how you assess effectiveness for each SFAS 133 hedge relationship.

Supplemental Response

Most of our derivative positions relate to borrowings. In future filings we shall include the Staff’s requested disclosures other than for borrowings. However, as we are presently in the process of developing those disclosures for 2005, we are not yet in a position to provide a complete revised footnote.

We point out that we have provided significant voluntary information about the effects of hedging on our borrowings on page 67 of our 2004 Annual Report on Form 10-K/A. Note particularly the "interest rate and currency risk" portion of that footnote. We show modifications below that, for borrowings, will provide the information requested by the Staff. While this is not information that is required by SFAS 133, our investors have found our presentation to be a useful way of considering our hedging positions in context of the borrowing positions to which most of our derivative positions relate. We propose to supplement those previous footnote disclosures with the additional information, which is underscored below, along the following lines:

Note 11. Borrowings (Restated)

Short-Term Borrowings

	2004			2003
December 31 (Dollars in millions)	Amount	Average rate	(a)	Amount	Average rate	(a)

Commercial paper
U.S.
Unsecured	$62,694	2.24%		$65,536	1.11%
Asset-backed(b)	13,842	2.17		21,998	1.12
Non-U.S.	20,835	2.96		15,062	2.93
Current portion of long-term debt(c)	37,530	4.22		38,338	3.37
Other	19,890			14,505
Total	$154,791			$155,439

(a)
Based on year-end balances and year-end local currency interest rates. Current portion of long-term debt included the effects of interest rate and currency swaps, if any, directly associated with the original debt issuance.

(b)	Entirely obligations of consolidated, liquidating securitization entities. See note 20.
(c)	Included short-term borrowings by consolidated, liquidating securitization entities of $756 million and $482 million at December 31, 2004 and 2003, respectively.

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Mr. Paul Cline
Senior Accountant

Long-Term Borrowings

December 31 (Dollars in millions)	2004 Average rate	(a)	Maturities	2004	2003

Senior notes
Unsecured	3.87%		2006-2055	$179,692	$148,701
Asset-backed(b)	4.15		2006-2035	10,939	1,948
Extendible notes(c)	2.40		2007-2009	14,258	12,591
Subordinated notes(d)	7.44		2006-2035	1,119	1,262
Total				$206,008	$164,502

(a)	Based on year-end balances and year-end local currency interest rates, including the effects of interest rate and currency swaps, if any, directly associated with the original debt issuance.
(b)	Asset-backed senior notes are all issued by consolidated, liquidating securitization entities as discussed in note 20. The amount related to AFIG, a 2004 acquisition, was $9,769 million.
(c)	Included obligations of consolidated, liquidating securitization entities in the amount of $267 million and $362 million at December 31, 2004 and 2003, respectively.
(d)	At year-end 2004 and 2003, $1.0 billion of subordinated notes were guaranteed by GE.

Our borrowings are addressed below from the perspectives of liquidity, interest rate and currency risk management. Additional information about borrowings and associated swaps can be found in note 19.

Liquidity is affected by debt maturities and our ability to repay or refinance such debt. Restated long-term debt maturities, including borrowings from GE, over the next five years follow.

(In millions)	2005		2006		2007	2008	2009

	$37,530	(a)	$53,960	(b)	$28,990	$21,001	$26,602

(a)
Floating rate extendible notes of $244 million are due in 2005, but are extendible at the investors’ option to a final maturity in 2008. Floating rate notes of $482 million contain put options with exercise dates in 2005, but have final maturity dates greater than 2010.

(b)	Floating rate extendible notes of $14.0 billion are due in 2006, but are extendible at the investors’ option to a final maturity in 2007 ($12.0 billion) and 2009 ($2.0 billion).

Committed credit lines totaling $57.3 billion had been extended to us by 83 banks at year-end 2004. Included in this amount was $47.4 billion provided directly to us and $9.9 billion provided by 21 banks to GE, to which we also have access. Our lines include $19.2 billion of revolving credit agreements under which we can borrow funds for periods exceeding one year. The remaining $38.1 billion are 364-day lines of which $37.6 billion contain a term-out feature that allows us to extend the borrowings for one year from the date of expiration of the lending agreement. We pay banks for credit facilities, but compensation amounts were insignificant in each of the past three years.

Interest rate and currency risk is managed through the direct issuance of debt or use of derivatives. We take positions in view of anticipated behavior of assets, including prepayment behavior. We use a variety of instruments, including interest rate and currency swaps and currency forwards, to achieve our interest rate objectives. The following table shows our borrowing positions considering the effects of currency and interest rate swaps.

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Mr. Paul Cline
Senior Accountant

Effective Borrowings (Including Swaps)

	2004		2003
December 31 (Dollars in millions)	Amount	Average rate	Amount

Short-term(a)	$91,253	2.52%	$88,499
Long-term (including current portion)
Fixed rate(b)	$157,703	4.58%	$137,901
Floating rate	111,843	3.12	93,541
Total long-term	$269,546		$231,442

(a)	Included commercial paper and other short-term debt.
(b)
Included fixed-rate borrowings and $24.1 billion ($28.2 billion in 2003) notional long-term interest rate swaps that effectively convert the floating-rate nature of short-term borrowings to fixed rates of interest.

At December 31, 2004, interest rate swap maturities ranged from 2005 to 2048, including swap maturities for hedges of commercial paper that ranged from 2005 to 2024. The use of commercial paper swaps allows us to match our actual asset profile more efficiently and provides more flexibility as it does not depend on investor demand for particular maturities.

The following table provides additional information about derivatives designated as hedges of borrowings in accordance with SFAS 133.

Derivative fair values by activity/instrument.

(In millions)	2005	2004

Cash flow hedges	$-	$(2,241)
Fair value hedges	-	1,864
Total	-	(377)

Interest rate swaps	-	(1,464)
Currency swaps	-	1,087
Total	$-	$(377)

At December 31, 2005, XX% of our interest rate swaps were exempt from ongoing tests of their effectiveness as hedges. We assess the effectiveness of all other hedge positions using either dollar offset or regression analysis depending on which method was selected at inception of the respective hedge.

Sales of Subsidiary Stock

2.
Please refer to prior comment 7. Considering that a market transaction is usually the best indicator of fair value, please provide us the analysis you performed in determining that the remainder of your investment in Genworth was not impaired. Also, tell us how you measured the loss recognized in connection with the IPO of Genworth.

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Mr. Paul Cline
Senior Accountant

Response

In considering why our remaining investment in Genworth was not impaired when we closed the direct sale of our owned shares on May 28, 2004, we considered the following points.

•
During the months of preparation for the sale, leading to the launch of the “roadshow” in May 2004, our bankers indicated to us, based on market conditions, that there was a high probability of Genworth selling at or above our book value. The best indication of market value seemed then to be return on equity, and with 12 comparable public companies, our best indicator was a price range of $21.00 to $23.00 per share, including what our bankers referred to as an IPO discount from fair value of approximately 9%. Thus our bankers believed that fair value before the IPO discount was at least $23. Our carrying value at the time was $21.34 per share.

•
In May 2004, we announced the IPO and began the extensive roadshow that was necessary to familiarize potential investors with the company. Pricing of the transaction was to occur at the end of the roadshow, as is the custom with these transactions. Unfortunately, market conditions began to deteriorate during the roadshow and continued to soften, leading our bankers to estimate that the projected sales price of these shares would likely be at an amount below our cost. Several temporary factors contributed to the decrease in the projected sales price, including macroeconomic phenomena such as oil prices, interest rates and geopolitical risks. During three weeks in May 2004, the weekly fund flow was negative - the first negative three-week period since March 2003 - challenging demand for new issues. From late April 2004 to mid May 2004 the S&P 500 declined 4% and both the life and annuity and the mortgage sectors declined, by 3.2% and 4.0%, respectively. By the time we priced the IPO, these market conditions allowed the purchasers of the Genworth shares, primarily large institutional investors, to leverage the market environment and to obtain the shares at a “depressed” price.

•
The size of this sale, particularly in that less-than-robust market, also contributed to an opening imbalance. We sold approximately 30% of our Genworth shares (146.4 million shares) for gross proceeds of $2.9 billion. This sale ranked as the largest in 2004 and the 11th all-time in the United States. We obviously would have preferred stronger market conditions than those we encountered, but we, like all institutions, are subject to market conditions, which we believed to be temporary in nature.

Our confidence in this offering was almost immediately proved correct. The share price of Genworth traded up after the sale, and closed above our May 2004 $21.34 cost within a mere 16 days. At June 30, 2004, the end of the first subsequent reporting period, Genworth shares closed at $22.95, almost 7 percent over our June 30, 2004 cost. They ended 2004 at a multiple of 1.82 to our December 31, 2004, cost. A year later, at December 31, 2005, Genworth’s shares closed at a price of $34.58 - an increase of 77 percent since the May 2004 sales price.

Our accounting position was based on footnote 16 of SFAS 142, which indicates that a control premium, even in the case of traded securities, may cause the fair value of a reporting unit to exceed its market capitalization. Thus, we believed then and continue to believe that our remaining Genworth investment was not impaired at the time of the initial public offering.

We measured the loss on the sale of the Genworth shares in May 2004 based on the net cash proceeds received, less the basis in the percentage of our investment in Genworth sold, costs to sell and tax.

3.
Please refer to prior comment 13 and provide us with a specific example of when you use information about cash flows beyond lease termination in estimating unguaranteed residual values and how these cash flows affect the carrying amount of your lease receivables.

Response

In our previous response, we used the term lease termination to mean the fixed noncancelable lease term as defined in paragraph 5f of SFAS 13, not to mean the end of the lease arrangement between lessee and lessor. The direct

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Mr. Paul Cline
Senior Accountant

finance leases to which we were referring have original terms with voluntary extension provisions that allow the lessee either to return the equipment or to retain the equipment and pay a further monthly rental. For purposes of estimating unguaranteed residual values, we do not use estimated cash flows beyond the contractually agreed-upon periods, including extensions, other than those cash flows we expect to receive from sale of the residual at fair value. As a matter of policy, unguaranteed residual values would not include any expected lease payment from a second lessee. For example, the unguaranteed residual value on a lease of a photocopy machine with a three-year noncancelable term and a voluntary extension includes consideration of the probability of extension under the existing lease agreement. These homogenous leases provide ample data for confident forecasts of extensions.

Note 5. Financing Receivables (investments in time sales, loans and financing leases) (Restated), page 58

4.
Based on your response to prior comment 21 it remains unclear to us why we do not see any held for sale receivable activity in either the balance sheet or the statements of cash flows. It appears to us that you are securitizing receivables from your held to maturity portfolio and accounting for the cash flows as an investing activity. The purpose of prior comment 21 was to illicit (sic) disclosure as to how, in view of your apparent on-going securitization activities of receivables in the held to maturity portfolio, you determined that you had both the intent and ability to hold those receivables to maturity or payoff under SOP 01-6. Accordingly, please revise to clarify.

Response

We supplementally advise the Staff that we had approximately $6.5 billion of assets held for sale at December 31, 2004. Disclosures about these assets were provided in note 10 on page 65 of our 2004 Annual Report on Form 10-K/A. Included in the Assets held for sale caption were $4.7 billion of financing receivables that were purchased or originated with the intent to sell. Disclosures about cash flows from the sales of assets classified as held for sale are provided on page 75 of our 2004 Annual Report on Form 10-K/A.

As we indicated in our previous response, we classify receivables that are acquired or originated with the intent to sell as held for sale. All other receivables are reclassified to held for sale in the period in which the decision is made to securitize them, which usually is the same reporting period as the securitization is effected. In accordance with the requirements of paragraph 9 of SFAS 102, only those receivables that were originated or purchased with the specific intent to resell are included in Cash Flows from Operating Activities.

In paragraph 8.a. of AICPA Statement of Position 01-6, the asset category Loans and Trade Receivables Not Held for Sale is defined as assets that “management has the intent and ability to hold for the foreseeable future or until maturity or payoff.…” Paragraph 8(c) states that “once a decision has been made to sell loans not previously classified as held for sale, such loans should be transferred to the held-for-sale classification.…” We are not sure how to interpret the Staff’s question since the threshold of intent and ability to hold the receivables for the foreseeable future is a much different standard than a hold to maturity or payoff requirement. We believe that our accounting policy as described above is the only permissible accounting under the SOP.

September 30, 2005 Form 10-Q

5.
Please refer to prior comment 32 and revise your disclosure in future filings to include a statement explaining how the supplemental segment information reconciles to the segment information or include additional line items that cause the supplemental segment information to clearly reconcile to the segment information.

Response

We will clarify our disclosure of the supplemental segment information and the segment information in future filings.

******************************

January 20, 2006	Page 9
Mr. Paul Cline
Senior Accountant

For the convenience of the Staff, we provided a copy of this letter to Michael Volley. Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC CAPITAL SERVICES, INC.
/s/ Philip D. Ameen
Philip D. Ameen
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company and Chief
Executive Officer, General Electric Capital Services, Inc.
K. S. Sherin, Senior Vice President, Finance and Chief Financial Officer, General Electric Company
M. A. Neal, Chairman, General Electric Capital Services, Inc.
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Chief Corporate and Securities Counsel; Chairman, Disclosure Committee,
General Electric Company
D. Schmitt, Partner, KPMG